Endeavour SILVER

Endeavour

# Condensed Consolidated Interim Financial Statements

PREPARED BY MANAGEMENT

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2022	2021

ASSETS

Current assets
Cash and cash equivalents		$69,193	$103,303
Other investments	4	8,146	11,200
Accounts and other receivable	5	11,301	14,462
Income tax receivable		2,474	177
Inventories	6	36,528	27,485
Prepaid expenses		11,369	5,135
Loans receivable	8	914	-
Total current assets		139,925	161,762

Non-current deposits		565	599
Non-current income tax receivable		3,570	3,570
Non-current other investments	4	1,993	-
Non-current IVA receivable	5	7,507	4,256
Non-current loans receivable	8	2,718	-
Deferred income tax asset		-	936
Intangible assets		-	40
Right-of-use leased assets		563	664
Mineral properties, plant and equipment	8	215,863	122,197

Total assets		$372,704	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$27,740	$31,991
Income taxes payable		4,631	4,228
Loans payable	9	5,791	4,128
Lease liabilities		145	207
Total current liabilities		38,307	40,554

Loans payable	9	8,242	6,366
Lease liabilities		680	794
Provision for reclamation and rehabilitation		7,592	7,397
Deferred income tax liability		10,597	1,506
Total liabilities		65,418	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 189,989,563 shares (Dec 31, 2021 - 170,537,307 shares)	Page 4	657,833	585,406
Contributed surplus	Page 4	5,543	6,331
Retained earnings (deficit)	Page 4	(356,090)	(354,330)
Total shareholders' equity		307,286	237,407
Total liabilities and shareholders' equity		$372,704	$294,024

Commitments and contingencies (Notes 8, 9)

Subsequent events (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2022	2021	2022	2021

Revenue	11	$39,649	$34,562	$128,171	$116,803

Cost of sales:
Direct production costs		24,510	18,639	71,059	63,590
Royalties		2,821	2,698	9,332	9,498
Share-based payments	10(b)(c)(d)	113	105	353	334
Depreciation, depletion and amortization		5,753	4,843	16,234	18,963
Write down of inventory to net realizable value	6	1,323	-	1,323	272
		34,520	26,285	98,301	92,657

Mine operating earnings		5,129	8,277	29,870	24,146

Expenses:
Exploration and evaluation	12	4,023	4,660	11,023	13,815
General and administrative	13	2,201	(522)	7,846	7,294
Care and maintenance costs		203	364	582	940
Severance costs		-	737	-	737
Impairment (reversal of impairment) of non- current assets, net	8(b)	-	-	-	(16,791)
Write off of exploration properties		-	-	500	-
		6,427	5,239	19,951	5,995

Operating earnings (loss)		(1,298)	3,038	9,919	18,151

Finance costs		311	195	945	702

Other income (expense):
Foreign exchange gain (loss)		841	(1,184)	1,363	(1,219)
Gain on asset disposal	8(d)	2,780	-	2,780	5,841
Investment and other		(272)	(2,462)	(1,324)	2,091
		3,349	(3,646)	2,819	6,713

Earnings (loss) before income taxes		1,740	(803)	11,793	24,162

Income tax expense:
Current income tax expense		1,186	659	3,526	2,476
Deferred income tax expense		2,053	3,017	10,027	7,260
		3,239	3,676	13,553	9,736

Net earnings (loss) and comprehensive earnings (loss) for the period		$(1,499)	$(4,479)	$(1,760)	$14,426

Basic earnings (loss) per share based on net earnings		$(0.01)	$(0.03)	$(0.01)	$0.09
Diluted earnings (loss) per share based on net earnings 10(f)		$(0.01)	$(0.03)	$(0.01)	$0.09

Basic weighted average number of shares outstanding		189,241,367	170,432,326	180,655,842	166,201,727
Diluted weighted average number of shares outstanding 10(f)		189,241,367	170,432,326	180,655,842	169,628,783

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2020		157,924,708	517,711	9,662	(368,302)	159,071

Public equity offerings, net of issuance costs	10 (a)	10,060,398	58,389	-	-	58,389
Exercise of options	10 (b)	2,096,861	8,550	(3,967)	-	4,583
Share-based compensation	10 (b)(c)(d)	-	-	2,918	-	2,918
Settlement of performance share units	10(c)	379,340	561	(2,924)	-	(2,363)
Earnings for the period		-	-	-	13,971	13,971
Balance at September 30, 2021		170,461,307	$585,211	$5,689	$(354,331)	$236,569

Public equity offerings, net of issuance costs	10 (a)	-	-	-	-	-
Exercise of options	10 (b)	76,000	195	(59)	-	136
Share-based compensation	10 (b)(c)(d)	-	-	718	-	718
Expiry and forfeiture of options	10 (b)	-	-	(17)	17	-
Settlement of performance share units	10 (c)	-	-	-	-	-
Loss for the period		-	-	-	(16)	(16)
Balance at December 31, 2021		170,537,307	$585,406	$6,331	$(354,330)	$237,407

Public equity offerings, net of issuance costs	10 (a)	9,293,150	43,096	-	-	43,096
Exercise of options	10 (b)	563,200	2,364	(766)	-	1,598
Issued and issuable for performance share units	10 (c)	1,014,999	1,361	(3,258)	-	(1,897)
Issued on acquisition of mineral properties	8 (c)	8,577,380	25,589	-	-	25,589
Issued for deferred share units	10 (c)	3,527	17	(17)	-	-
Share-based compensation	10 (b)(c)(d)	-	-	3,259	-	3,259
Settlement of deferred share units	10 (c)	-	-	(6)	-	(6)
Loss for the period		-	-	-	(1,760)	(1,760)
Balance at September 30, 2022		189,989,563	$657,833	$5,543	$(356,090)	$307,286

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2022	2021	2022	2021

Operating activities
Net earnings (loss) for the period		$(1,499)	$(4,479)	$(1,760)	$14,426

Items not affecting cash:
Share-based compensation	10(b)(c)(d)	760	725	3,259	2,918
Depreciation, depletion and amortization	8	6,023	4,980	16,809	19,327
Impairment (reversal of impairment) of non-current assets, net	8	-	-	-	(16,791)
Writte off of exploration properties		-	-	500	-
Deferred income tax expense		2,053	3,017	10,027	7,260
Unrealized foreign exchange loss (gain)		89	140	(131)	87
Finance costs		312	195	946	702
Write down of inventory to net realizable value		1,323	-	1,323	272
Loss (gain) on asset disposal		(2,826)	-	(2,780)	(5,807)
Loss (gain) on other investments	4	1,097	3,077	3,366	(835)
Net changes in non-cash working capital	14	85	(7,808)	(20,957)	(16,168)
Cash from (used in) operating activities		7,417	(153)	10,602	5,391

Investing activities
Proceeds on disposal of property, plant and equipment		250	-	332	7,541
Mineral property, plant and equipment	8	(52,889)	(23,373)	(81,337)	(38,807)
Reclamation and rehabilitation change in estimate		(157)	-	(157)	-
Purchase of investments		-	-	(2,119)	(832)
Proceeds from disposal of marketable securities	4	-	-	-	9,288
Redemption of (investment in) non-current deposits		30	1	34	-
Cash from (used) in investing activities		(52,766)	(23,372)	(83,247)	(22,810)

Financing activities
Repayment of loans payable	9	(1,268)	(843)	(3,565)	(2,730)
Repayment of lease liabilities		(55)	(46)	(161)	(131)
Interest paid	9	(204)	(159)	(585)	(526)
Public equity offerings	10(a)	-	864	46,001	59,998
Exercise of options	10(b)	20	-	1,598	4,583
Share issuance costs	10(a)	(93)	(27)	(2,905)	(1,293)
Deferred share unit redemption		-	-	(6)	-
Performance share unit redemption		-	(189)	(1,897)	(2,363)
Cash from (used) financing activities		(1,600)	(400)	38,480	57,538

Effect of exchange rate change on cash and cash equivalents		(84)	(190)	55	(126)

Increase (decrease) in cash and cash equivalents		(46,949)	(23,925)	(34,165)	40,119
Cash and cash equivalents, beginning of the period		116,226	125,191	103,303	61,083
Cash and cash equivalents, end of the period		$69,193	$101,076	$69,193	$101,076

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2021.

The Board of Directors approved the consolidated financial statements for issue on November 3, 2022.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. disposed of on September 9, 2022 (note 8), Terronera Precious Metals S.A. de C.V, Endeavour USA Holdings, Endeavour USA Corp and SSR Durango S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2021, except as described below.

The following new accounting standards has been adopted in the condensed consolidated financial statements:

On May 14, 2020, the International Accounting Standard Board (IASB) published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  As of September 30, 2022, these amendments did not affect our condensed consolidated interim financial statements as no amounts have been received from selling items produced while preparing assets for their intended use.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2021, and accordingly should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2021.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

	September 30,	December 31,
	2022	2021
Balance at beginning of the year	$11,200	$4,767
Acquisition of marketable securities, at cost	2,305	3,753
FMV of investments received on asset disposal	-	9,851
Disposals	-	(9,288)
Gain (loss) on marketable securities	(3,366)	2,117
Balance at end of the period	10,139	11,200
Less: Current portion	8,146	11,200
Non-Current marketable securities	$1,993	$-

The Company holds $9,652 in marketable securities that are classified as Level 1 and $487 in marketable securities that are classified as Level 3 in the fair value hierarchy and are classified as financial assets measured at FVTPL (Note 17).  The fair values of Level 1 marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

During the nine months ended September 30, 2022, the Company acquired 6,600,000 units of Max Resource Corp ("Max") through a private placement with each unit consisting of one common share and ½ share purchase warrant. At the same time, the Company entered into a collaboration agreement with Max under which acquired shares and warrants of Max have certain transfer restrictions and cannot be liquidated before March 28, 2024. Accordingly, those shares and warrants have been classified as non-current.

5. ACCOUNTS AND OTHER RECEIVABLES

		September 30,	December 31,
	Note	2022	2021

Trade receivables (1)		$3,591	$4,751
IVA receivables (2)		7,111	8,863
Other receivables		599	847
Due from related parties		-	1
		$11,301	$14,462

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

These delays and denials have occurred within Compañia Minera del Cubo ("El Cubo") and Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví").  At September 30, 2022, El Cubo holds $207 and Guanaceví holds $6,022 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2021 - $302 and $8,067 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at September 30, 2022, the total IVA receivable of $14,618 (December 31, 2021 - $13,119) has been allocated between the current portion of $7,111, which is included in accounts receivable, and a non-current portion of $7,507 (December 31, 2021 - $8,863 and $4,256 respectively).  The non-current portion is composed of El Cubo and Guanacevi of $25 (December 31, 2021 - $165) and $1,457 (December 31, 2021 - $1,434) respectively, which are currently under appeal and are unlikely to be received in the next 12 months.  The remaining $6,025 (December 31, 2021 - $2,657) is IVA receivable for Terronera, which may not become recoverable until Terronera recognizes revenue for tax purposes.

6. INVENTORIES

	September 30,	December 31,
	2022	2021

Warehouse inventory (1)	$8,517	$8,698
Stockpile inventory	4,619	2,335
Finished Goods inventory	22,111	15,550
Work in process inventory	1,281	902
	$36,528	$27,485

(1) The warehouse inventory balace at September 30, 2022 is net of an allowance for obsolete inventory of $1,179 (December 31, 2021 - $539) at the Guanacevi mine and $1,038 (December 31, 2021- $357) at the Bolanitos mine.

7. RELATED PARTY TRANSACTIONS

The Company previously shared common administrative services and office space with a company related by virtue of a former common director and from time to time incurred third party costs on behalf of related parties on a full cost recovery basis.  The charges for these costs totaled $Nil and $9 for the three and nine months ended September 30, 2022 respectively (September 30, 2021 - $1 and $3 respectively). The Company has a $Nil net receivable related to these costs as of September 30, 2022 (December 31, 2021 - $1).

The Company was charged $57 and $402 for legal services for the three and nine months ended September 30, 2022 respectively by a legal firm in which the Company's corporate secretary is a partner (September 30, 2021 - $45 and $236 respectively). The Company has $27 payable to the legal firm as at September 30, 2022 (December 31, 2021 - $5).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Additions	40,261	2,838	15,435	1,623	2,113	62,270
Disposals	(81,740)	(11,098)	(9,298)	(1,492)	(2,845)	(106,473)

Balance at December 31, 2021	$511,399	$98,185	$87,140	$13,445	$12,045	$722,214

Additions	93,334	3,253	14,728	1,487	1,144	113,946
Disposals	(14,784)	(6,396)	(375)	(650)	(705)	(22,910)

Balance at September 30, 2022	$589,949	$95,042	$101,493	$14,282	$12,484	$813,250

Accumulated amortization and impairment

Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Amortization	15,614	3,393	4,947	352	1,202	25,508
Disposals	(81,180)	(10,000)	(8,624)	(1,324)	(2,825)	(103,953)

Balance at December 31, 2021	$444,769	$88,208	$49,445	$9,194	$8,401	$600,017

Amortization	11,656	1,695	3,893	253	728	18,225
Disposals	(13,574)	(6,396)	(280)	(147)	(458)	(20,855)

Balance at September 30, 2022	$442,851	$83,507	$53,058	$9,300	$8,671	$597,387

Net book value
At December 31, 2021	$66,630	$9,977	$37,695	$4,251	$3,644	$122,197
At September 30, 2022	$147,098	$11,535	$48,435	$4,982	$3,813	$215,863

Included in Mineral properties is $80,118 in acquisition costs for exploration properties and $21,760 for development properties (December 31, 2021 - $19,063 and $10,311 respectively).

As of September 30, 2022, the Company has $24.3 million committed for capital equipment purchases.

(b) El Cubo, Mexico

On March 17, 2021, the Company signed a definitive agreement to sell its El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp.) for $15.0 million in consideration composed of cash and share payments plus additional contingency payments. On April 9, 2021, GSilver purchased the El Cubo assets for the following consideration:

Per the terms of the agreement, GSilver agreed to pay $15.0 million for the El Cubo assets. The Company has received total gross consideration of $19.7 million as follows:

  $0.5 million cash down-payment
  $7.0 million cash on closing
  $9.8 million paid in shares with 21,331,058 shares of GSilver with fair value of CAN$0.58 per share on April 9, 2021. Total fair value of the shares at the time of agreement was $5.0 million priced at CAN$0.30
  $2.4 million paid by unsecured promissory note with face value $2.5 million (settled in November 2021).

GSilver has also agreed to pay the Company up to an additional $3.0 million in contingent payments, for which the Company has not recorded any consideration, based on the following events:

  $1.0 million upon GSilver producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above $2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above $2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023.
ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

During the period ended March 31, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale" . Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal. The reclamation provision for the El Cubo mine of $4.6 million was transferred to GSilver upon acquisition of the related mining concessions. The Company has recognized a $5.8 million gain on the disposal of the El Cubo mine and related assets in the year ended December 31, 2021.

On November 16, 2021 the Company arranged for early payment of the $2.5 million promissory note. In consideration for the early payment, the Company has agreed to reduce the principal amount of the note by $25,000 and settle the Mexican value added tax payable on the purchase price for El Cubo represented by the note for 901,224 common shares of GSilver.

(c) Acquisition of the Pitarrilla Project

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. ("SSR") for total consideration of $70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR proposes to sell it.

The acquisition was completed on July 6, 2022. Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,590 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing.

The 4,950-hectares Pitarrilla exploration project is located in northern Mexico, consists of five concessions, has a significant infrastructure in place and has access to utilities.

The acquisition is outside the scope of IFRS 3, Business Combinations as the Pitarrilla project does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.  The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Pitarilla Project purchase consideration:

Common shares issued(1)	$25,590
Consideration paid in cash	35,067
Acquisition costs	930
Total consideration	$61,587

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$288
Buildings and equipment	652
Mineral properties	60,861
Total assets	$61,801

Liabilities:
Accounts payable and accrued liabilities	170
Reclamation liability	44
Total liabilities	$214
Net identifiable assets acquired	$61,587

d) Disposal of El Compas mine

On September 9, 2022, the Company entered into an agreement to sell its 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. ("MOS") to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO"). Minera Oro Silver holds the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Grupo ROSGO assumed the Minera Oro Silver loan payable to the Company, in the amount of $5,000 payable in cash payments over a five year period with an initial payment of $250 which was received during nine months ended September 30, 2022. Instalment payments of $500 will be made every six months other than the third payment, which will be $750. The payments are secured by a pledge of the shares of MOS. At the date of the sale, using the effective interest rate method, management has estimated the fair value of the $5,000 loan receivable to be $3,882. As of September 30, 2022, the carrying value of the loan receivable is $3,632, consisting of the current portion of $914 and non-current portion of $2,718.

Carrying value of the net Minera Oro Silver's net assets at the date of the sale was $1,149 and as a result of the sale, the Company has recorded $2,733 gain on sale presented in 'investments and other income' in the condensed consolidated interim statements of comprehensive income (loss).

9. LOANS PAYABLE

	September 30,	December 31,
	2022	2021

Balance at the beginning of the year	$10,494	$9,672
Net proceeds from software and equipment financing	7,119	4,399
Finance cost	536	650
Repayments of principal	(3,565)	(3,563)
Repayments of finance costs	(536)	(611)
Effects of movements in exchange rates	(15)	(53)
Balance at the end of the period	$14,033	$10,494

Statements of Financial Position Presentation
Current loans payable	$5,791	$4,128
Non-Current loans payable	8,242	6,366
Total	$14,033	$10,494

The Company has financing arrangements for equipment totaling $27,445, with terms ranging from 1 year to 4 years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 6.0%.

Subsequent to September 30, 2022, the Company entered into an additional loan agreement in the amount of $918 for the purchase of equipment.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at September 30, 2022 the Company was in compliance with these covenants.  As at September 30, 2022, the net book value of equipment includes $23,450 (December 31, 2021 - $16,090) of equipment pledged as security for the equipment financing.

10. SHARE CAPITAL

(a) Public Offerings

In April 2020 the Company filed a short form base shelf prospectus that qualifies for the distribution of up to CAN$150,000 of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period. The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market (ATM) distributions.

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents").  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60,000 on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility.

In the period from January 1, 2021 to July 20, 2021, when this ATM facility was completed, the Company issued 10,060,398 common shares under the ATM facility at an average price of $5.96 per share for gross proceeds of $59,998, less commission of $1,230 and recognized $379 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $288 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time. Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued and outstanding shares at any time.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,848,200	$3.68	5,978,300	$3.29
Granted	736,986	$6.24	818,500	$6.90
Exercised	(563,200)	$3.58	(2,801,600)	$3.76
Expired and forfeited	(84,956)	$6.66	(147,000)	$4.29
Outstanding, end of the period	3,937,030	$4.11	3,848,200	$3.68

Options exercisable at the end of the period	3,398,059	$3.75	2,973,100	$3.40

During the nine months ended September 30, 2022, the weighted-average share price at the date of exercise was CAN$6.79 (December 31, 2021 - CAN$7.51).

The following table summarizes the information about stock options outstanding at September 30, 2022:

Expressed in Canadian dollars
	Options Outstanding			Options exercisable

	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2022	(Number of Years)	Price	September 30, 2022	Price

$2.00 - $2.99	1,372,600	2.4	$2.14	1,372,600	$2.14
$3.00 - $3.99	1,131,900	1.1	$3.45	1,131,900	$3.45
$5.00 - $5.99	60,000	3.0	$5.60	60,000	$5.60
$6.00 - $6.99	1,372,530	4.0	$6.56	833,559	$6.67
	3,937,030	2.6	$4.11	3,398,059	$3.75

During the three and nine months ended September 30, 2022, the Company recognized share-based compensation expense of $320 and $1,425 respectively (September 30, 2021 - $386 and $1,680 respectively) based on the fair value of the vested portion of options granted in the current and prior periods.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
Weighted-average fair value of options in CAN$	$3.17	$3.37
Risk-free interest rate	2.19%	0.66%
Expected dividend yield	0%	0%
Expected stock price volatility	67%	66%
Expected options life in years	3.80	3.85

(c) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021.  The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates any new PSUs and DSUs granted and are to be subject to share settlement, cash settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Performance Share Units

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	1,639,000	1,805,000
Granted	316,000	322,000
Cancelled	-	(100,000)
Settled for shares	(797,000)	(388,000)
Outstanding, end of period	1,158,000	1,639,000

There were 316,000 PSUs granted during the nine months ended September 30, 2022 (September 30, 2021 - 322,000).  The PSUs vest over a two to three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies and specific achievements related to Terronera development. 806,000 PSUs vest on March 1, 2023, 298,000 PSUs vest on March 4, 2024, 256,000 PSUs vest on March 23, 2025 and 60,000 PSUs vest on or before June 30, 2025.

On March 3, 2022, PSUs granted in 2019 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three year period and 535,000 PSUs were settled, on a net of tax basis, through the issuance of 664,170 common shares.

On August 16, 2022, vesting was accelerated on a pro-rata basis for 195,000 PSUs granted in 2020 and 67,000 PSUs granted in 2021. As at September 30, 2022, there are 350,829 issuable shares from the settlement of these PSUs.

During the three and nine months ended September 30, 2022, the Company recognized share-based compensation expense of $428 and $1,321 respectively related to the PSUs (September 30, 2021 - $339 and $1,238 respectively).

Deferred Share Units

The DSUs granted are vested immediately and are redeemable for shares at the time of a Director's retirement.

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	-	-
Granted	106,153	-
Settled for shares	(5,038)	-
Outstanding, end of period	101,115	-

There were 106,153 DSUs granted during the nine months ended September 30, 2022 (September 30, 2021 - Nil) under the SUP. During the nine months 5,038 DSUs were settled, on a net of tax basis, through the issuance of 3,527 common shares. During the three and nine months ended September 30, 2022, the Company recognized share-based compensation expense of $12 and $513 related to the DSUs (September 30, 2021 - $Nil and $Nil).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units - Cash settled

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share stock options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2022		December 31, 2021
	Number of units	Weighted Average Grant Price	Number of units	Weighted Average Grant Price

Outstanding, beginning of year	1,348,765	$3.24	1,266,199	$3.00
Granted	-	-	82,566	$6.90
Redeemed	(304,561)	$3.41	-	$0.00
Outstanding, end of period	1,044,204	$3.19	1,348,765	$3.24

Fair value at period end	1,044,204	$4.16	1,348,765	$5.35

During the three and nine months ended September 30, 2022, the Company recognized a mark to market recovery on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $110 and $1,099 respectively (September 30, 2021 - recovery of $2,751 and $882 respectively) based on the change in the fair value of the DSUs granted in the prior years.  As at September 30, 2022, there are 1,044,204 cash settled deferred share units outstanding with a fair market value of $3,161 (December 31, 2021 - 1,348,765 cash settled deferred share units outstanding with a fair market value of $5,682) recognized in accounts payable and accrued liabilities. During the nine months ended September 30, 2022, 304,561 DSUs were redeemed with a fair value of $1,421.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Nine months ended		Year ended
	September 30, 2022		December 31, 2021
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	113,670	$5.40	-	-
Granted	148,030	$4.62	115,930	$5.40
Exercised	-	-	(2,260)	$5.34
Cancelled	(51,334)	$5.41	-	-
Outstanding, end of period	210,366	$4.85	113,670	$5.40

Exercisable at the end of the period	69,992	$5.05	40,912	$5.39

During the nine months ended September 30, 2022, the Company recognized a recovery related to SARs, which is included in operation cost of sales and exploration salaries, wages and benefits, of $4 (September 30, 2021 - expense $89) based on the change in the fair value of the SARs granted in prior years.  As of September 30, 2022, there are 210,366 SARs outstanding (December 31, 2021 - 113,670) with a fair market value of $108 (December 31, 2021 - $113).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SARs grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

(f) Diluted Earnings per Share

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Net earnings (loss)	$(1,499)	$(4,479)	$(1,760)	$14,426
Basic weighted average number of shares outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Effect of dilutive securities:
Stock options	-	-	-	1,788,056
Equity settled deferred share units	-	-	-	-
Performance share units	-	-	-	1,639,000
Diluted weighted average number of share outstanding	189,241,367	170,432,326	180,655,842	169,628,783

Diluted earnings (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.09

As of September 30, 2022, there are 2,833,740 anti-dilutive stock options (September 30, 2021 - 2,048,255 stock options).

11. REVENUE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Silver Sales (1)	$25,541	$17,180	$81,123	$64,167
Gold Sales (1)	14,852	17,774	49,383	54,237
Less: smelting and refining costs	(744)	(392)	(2,335)	(1,601)
Revenue	$39,649	$34,562	$128,171	$116,803

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
Revenue by product	2022	2021	2022	2021

Concentrate sales	$11,614	$12,075	$42,192	$46,273
Provisional pricing adjustments	(443)	(128)	(400)	(242)
Total revenue from concentrate sales	11,171	11,947	41,792	46,031
Refined metal sales	28,478	22,615	86,379	70,772
Total revenue	$39,649	$34,562	$128,171	$116,803

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract. The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION AND EVALUATION

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Depreciation and depletion	$143	$87	$348	$238
Share-based compensation	117	(78)	328	228
Exploration salaries, wages and benefits	330	667	1,423	1,977
Direct exploration expenditures	1,541	798	3,353	4,456
Evaluation salaries, wages and benefits	487	456	1,632	1,099
Direct evaluation expenditures	1,405	2,730	3,939	5,817
	$4,023	$4,660	$11,023	$13,815

13. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Depreciation and depletion	$57	$30	$156	$102
Share-based compensation	530	697	2,577	2,355
Salaries, wages and benefits	852	951	3,067	2,885
Directors' DSU mark to market expense (recovery)	(110)	(2,751)	(1,099)	(882)
Direct general and administrative	872	551	3,145	2,834
	$2,201	$(522)	$7,846	$7,294

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

Net changes in non-cash working capital:
Accounts receivable	$2,205	$(1,227)	$(91)	$5,043
Income tax receivable	(1,255)	(7)	(2,297)	(3,585)
Inventories	(2,049)	(5,465)	(8,473)	(12,732)
Prepaid expenses	197	2,163	(6,234)	(2,852)
Accounts payable and accrued liabilities	1,351	(3,737)	(4,265)	(2,150)
Income taxes payable	(1,170)	465	403	108
	$(721)	$(7,808)	$(20,957)	$(16,168)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$(11)	$-	$(766)	$(3,967)
Fair value of performance share units allocated to share capital	$(555)	$-	$(1,361)	$(561)
Fair value of capital assets acquired under equipment loans	$2,745	$-	$7,119	$-

Other cash disbursements:
Income taxes paid	$2,733	$206	$3,184	$4,532
Special mining duty paid	$-	$-	$2,272	$1,331

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos, the El Compas mine which was on care and maintenance until the sale of the mine on September 9, 2022, one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.  Comparative period figures related to Terronera, previously reported as part of the exploration segment have been reclassified to conform with current period's presentation.  Comparative period figures related to the El Cubo mine, which was on care and maintenance from November 2019 until the sale of the mine and related assets in April 2021, previously reported as it own segment have been reclassified to the Corporate segment.

September 30, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total

Cash and cash equivalents	$39,566	$2,511	$17,537	$8,250	$-	$1,329	$69,193
Other Investments	10,139	-	-	-	-	-	$10,139
Accounts and other receivables	343	385	5,436	5,052	-	85	$11,301
Loans receivable	3,632	-	-	-	-	-	$3,632
Income tax receivable	27	-	2,379	68	-	-	$2,474
Inventories	116	-	32,242	4,122	-	48	$36,528
Prepaid expenses	1,017	162	1,450	492	-	8,248	$11,369
Non-current deposits	150	3	320	92	-	-	$565
Non-current IVA receivable	24	-	1,458	-	-	6,025	$7,507
Non-currrent income tax receivable	3,570	-	-	-	-	-	$3,570
Right-of-use leased assets	538	-	-	25	-	-	$563
Mineral property, plant and equipment	503	81,450	63,846	28,199	-	41,865	$215,863
Total assets	$59,625	$84,511	$124,668	$46,300	$-	$57,600	$372,704

Accounts payable and accrued liabilities	$5,710	$509	$13,691	$4,652	$-	$3,178	$27,740
Income taxes payable	-	-	3,936	695	-	-	$4,631
Loans payable	-	-	1,270	2,581	-	10,182	$14,033
Lease obligations	798	-	-	27	-	-	$825
Provision for reclamation and rehabilitation	-	44	4,164	3,384	-	-	$7,592
Deferred income tax liability	-	-	10,362	235	-	-	$10,597
Total liabilities	$6,508	$553	$33,423	$11,574	$-	$13,360	$65,418

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

December 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total

Cash and cash equivalents	$68,149	$144	$27,060	$4,234	$3,349	$367	$103,303
Other Investments	11,200	-	-	-	-	-	$11,200
Accounts and other receivables	812	-	6,706	6,633	308	3	$14,462
Income tax receivable	169	1	3	2	2	-	$177
Inventories	351	-	19,852	7,057	195	30	$27,485
Prepaid expenses	1,327	118	844	349	20	2,477	$5,135
Non-current deposits	150	-	321	128	-	-	$599
Non-current IVA receivable	164	-	1,434	-	-	2,658	$4,256
Deferred income tax asset	-	-	-	936	-	-	$936
Non-current Income tax receivable	3,570	-	-	-	-	-	$3,570
Intangible assets	2	1	15	17	2	3	$40
Right-of-use leased assets	564	-	100	-	-	-	$664
Mineral property, plant and equipment	373	18,963	54,234	27,371	2,005	19,251	122,197
Total assets	$86,831	$19,227	$110,569	$46,727	$5,881	$24,789	$294,024

Accounts payable and accrued liabilities	$10,121	$238	15,247	$4,667	$141	$1,577	$31,991
Income taxes payable	29	-	3,563	636	-	-	$4,228
Loans payable	43	-	2,005	4,048	-	4,398	$10,494
Lease obligations	896	-		105	-	-	$1,001
Provision for reclamation and rehabilitation	-	-	3,997	3,237	163	-	$7,397
Deferred income tax liability	-	-	1,271	235	-	-	1,506
Total liabilities	$11,089	$238	$26,083	$12,928	$304	$5,975	$56,617

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended September 30, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$23,241	$2,300	$-	$-	$25,541
Gold revenue	-	-	5,237	9,615	-	-	14,852
Less: smelting and refining costs	-	-	-	(744)	-	-	(744)
Total revenue	$-	$-	$28,478	$11,171	$-	$-	$39,649

Salaries, wages and benefits:
mining	$-	$-	$2,052	$1,851	$-	$-	$3,903
processing	-	-	907	554	-	-	1,461
administrative	-	-	1,625	1,016	-	-	2,641
stock based compensation	-	-	56	57	-	-	113
change in inventory	-	-	(736)	134	-	-	(602)
Total salaries, wages and benefits	-	-	3,904	3,612	-	-	7,516

Direct costs:
mining	-	-	7,298	3,018	-	-	10,316
processing	-	-	4,138	1,457	-	-	5,595
administrative	-	-	1,742	1,079	-	-	2,821
change in inventory	-	-	(1,870)	245	-	-	(1,625)
Total direct production costs	-	-	11,308	5,799	-	-	17,107

Depreciation and depletion:
depreciation and depletion	-	-	3,348	2,542	-	-	5,890
change in inventory	-	-	(229)	92	-	-	(137)
Total depreciation and depletion	-	-	3,119	2,634	-	-	5,753

Royalties	-	-	2,762	59	-	-	2,821
Write down of inventory to NRV	-	-	642	681	-	-	1,323

Total cost of sales	$-	$-	$21,735	$12,785	$-	$-	$34,520

Care and maintenance costs	-	-	-	-	203	-	203

Earnings (loss) before taxes	$837	$(2,131)	$6,743	$(1,614)	$(203)	$(1,892)	$1,740

Current income tax expense	-	-	1,258	(72)	-	-	1,186
Deferred income tax expense	-	-	2,053	-	-	-	2,053
Total income tax expense	-	-	3,311	(72)	-	-	3,239

Net earnings (loss)	$837	$(2,131)	$3,432	$(1,542)	$(203)	$(1,892)	$(1,499)

The Exploration segment included $347 of costs incurred in Chile for the three months ended September 30, 2022 (September 30, 2021 - $341).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Three months ended September 30, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$14,942	$1,956	$282	$-	$17,180
Gold revenue	-	-	7,673	7,827	2,274	-	17,774
Less: smelting and refining costs	-	-	-	(350)	(42)	-	(392)
Total revenue	$-	$-	$22,615	$9,433	$2,514	$-	$34,562

Salaries, wages and benefits:
mining	$-	$-	$2,327	$1,593	$279	$-	$4,199
processing	-	-	1,003	455	150	-	1,608
administrative	-	-	1,744	910	182	-	2,836
stock based compensation	-	-	44	46	16	-	106
change in inventory	-	-	(2,933)	(591)	390	-	(3,134)
Total salaries, wages and benefits	-	-	2,185	2,413	1,017	-	5,615

Direct costs:
mining	-	-	5,265	3,137	373	-	8,775
processing	-	-	2,925	1,347	223	-	4,495
administrative	-	-	1,261	1,008	233	-	2,502
change in inventory	-	-	(2,293)	(1,169)	819	-	(2,643)
Total direct production costs	-	-	7,158	4,323	1,648	-	13,129

Depreciation and depletion:
depreciation and depletion	-	-	1,978	3,916	59	-	5,953
change in inventory	-	-	(295)	(845)	30	-	(1,110)
Total depreciation and depletion	-	-	1,683	3,071	89	-	4,843

Royalties	-	-	2,595	48	55	-	2,698

Total cost of sales	$-	$-	$13,621	$9,855	$2,809	$-	$26,285

Care and maintenance costs	142	-	-	-	222	-	364
Impairment (impairment reversal)	-	-	-	-	737	-	737

Earnings (loss) before taxes	$(3,461)	$(1,981)	$8,994	$(422)	$(1,254)	$(2,679)	$(803)

Current income tax expense (recovery)	-	-	829	(175)	5	-	659
Deferred income tax expense (recovery)	-	-	3,345	(328)	-	-	3,017
Total income tax expense (recovery)	-	-	4,174	(503)	5	-	3,676

Net earnings (loss)	$(3,461)	$(1,981)	$4,820	$81	$(1,259)	$(2,679)	$(4,479)

The Exploration segment included $1,068 of costs incurred in Chile for the nine months ended September 30, 2022 (September 30, 2021 - $1,356).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Nine months ended September 30, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$70,401	$10,722	$-	$-	$81,123
Gold revenue	-	-	15,978	33,405	-	-	49,383
Less: smelting and refining costs	-	-	-	2,335	-	-	(2,335)
Total revenue	$-	$-	$86,379	$41,792	$-	$-	$128,171

Salaries, wages and benefits:
mining	$-	$-	5,845	5,942	$-	$-	$11,787
processing	-	-	2,608	1,751	-	-	4,359
administrative	-	-	4,417	3,044	-	-	7,461
stock based compensation	-	-	176	177	-	-	353
change in inventory	-	-	(1,789)	784	-	-	(1,005)
Total salaries, wages and benefits	-	-	11,257	11,698	-	-	22,955

Direct costs:
mining	-	-	$21,447	$9,385	-	-	30,832
processing	-	-	11,064	4,495	-	-	15,559
administrative	-	-	5,092	3,300	-	-	8,392
change in inventory	-	-	(7,847)	1,521	-	-	(6,326)
Total direct production costs	-	-	29,756	18,701	-	-	48,457

Depreciation and depletion:
depreciation and depletion	-	-	10,285	7,842	-	-	18,127
change in inventory	-	-	(2,316)	423	-	-	(1,893)
Total depreciation and depletion	-	-	7,969	8,265	-	-	16,234

Royalties	-	-	9,124	208	-	-	9,332
Write down of inventory to NRV	-	-	642	681	-	-	1,323

Total cost of sales	$-	$-	$58,748	$39,553	$-	$-	$98,301

Care and maintenance costs	-	-	-	-	582	-	582
Write of of exploration properties	-	-	-	-	-	500	500

Earnings (loss) before taxes	$(5,972)	$(5,452)	$27,631	$2,239	$(582)	$(6,071)	$11,793

Current income tax expense	-	-	3,189	337	-	-	3,526
Deferred income tax expense	-	-	9,091	936	-	-	10,027
Total income tax expense	-	-	12,280	1,273	-	-	13,553

Net earnings (loss)	$(5,972)	$(5,452)	$15,351	$966	$(582)	$(6,071)	$(1,760)

The Exploration segment included $1,068 of costs incurred in Chile for the nine months ended September 30, 2022 (September 30, 2021 - $1,356).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Nine months ended September 30, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$55,426	$7,496	$1,245	$-	$64,167
Gold revenue	-	-	15,346	30,265	8,626	-	54,237
Less: smelting and refining costs	-	-	-	(1,353)	(248)	-	(1,601)
Total revenue	$-	$-	$70,772	$36,408	$9,623	$-	$116,803

Salaries, wages and benefits:
mining	$-	$-	$6,286	$4,101	$1,314	$-	$11,701
processing	-	-	2,423	1,310	614	-	4,347
administrative	-	-	4,116	2,495	814	-	7,425
stock based compensation	-	-	137	136	61	-	334
change in inventory	-	-	(4,963)	(518)	342	-	(5,139)
Total salaries, wages and benefits	-	-	7,999	7,524	3,145	-	18,668

Direct costs:
mining	-	-	18,945	8,555	2,746	-	30,246
processing	-	-	9,069	3,895	1,202	-	14,166
administrative	-	-	4,294	2,860	1,398	-	8,552
change in inventory	-	-	(7,098)	(1,132)	522	-	(7,708)
Total direct production costs	-	-	25,210	14,178	5,868	-	45,256

Depreciation and depletion:
depreciation and depletion	-	-	4,119	9,803	3,643	-	17,565
change in inventory	-	-	1,644	861	(1,107)	-	1,398
Total depreciation and depletion	-	-	5,763	10,664	2,536	-	18,963

Royalties	-	-	8,966	186	346	-	9,498
Write down of inventory to NRV	-	-	-	-	272	-	272

Total cost of sales	$-	$-	$47,938	$32,552	$12,167	$-	$92,657

Care and maintenance costs	718	-	-	-	222	-	940
Severance costs	-	-	-	-	737	-	737
Impairment (impairment reversal)	(16,791)	-	-	-	-	-	(16,791)

Earnings (loss) before taxes	$14,790	$(6,969)	$22,834	$3,856	$(3,503)	$(6,846)	$24,162

Current income tax expense	-	-	1,979	447	50	-	2,476
Deferred income tax expense	-	-	7,154	106	-	-	7,260
Total income tax expense	-	-	9,133	553	50	-	9,736

Net earnings (loss)	$14,790	$(6,969)	$13,701	$3,303	$(3,553)	$(6,846)	$14,426

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,100) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,100) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,100) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 16.1 million ($797) and inflationary charges of MXN 24.0 million ($1,193) have accumulated.

Included in the Company's consolidated financial statements are net assets of $964 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2022, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company has recognized $3.2 million and $13.6 million in income tax expense for the three and nine months ended September 30, 2022 respectively.  The income tax expense is derived from current and deferred income tax due to profitable mining operations at both the Guanacevi and Bolañitos mines and changes in temporary tax differences.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at September 30, 2022, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	69,193	69,193	69,193
Other Investments	10,139	-	10,139	10,139
Trade and other receivables	3,591	7,710	11,301	11,301
Loans receivable	-	3,632	3,632	3,632
Total financial assets	13,730	80,535	94,265	94,265

Financial liabilities:
Accounts payable and accrued liabilities	3,269	24,471	27,740	27,740
Loans payable	-	14,033	14,033	14,033
Total financial liabilities	3,269	38,504	41,773	41,773

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $9,652 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for pending settlements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

Level 2:

The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

Level 3:

Included in other investments are share purchase warrants.  Fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $487 of these financial assets have been included in Level 3 of the fair value hierarchy.

Assets and liabilities as at September 30, 2022 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	10,139	9,652	-	487
Trade receivables	3,591	-	3,591	-
Total financial assets	13,730	9,652	3,591	487

Financial liabilities:
Deferred share units	3,161	3,161	-	-
Share appreciation rights	108	-	108	-
Total financial liabilities	3,269	3,161	108	-

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2022 and 2021
(unaudited – prepared by management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Christine West - Chief Financial Officer
Nicholas Shakesby - Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Galina Meleger - Vice-President, Investor Relations
Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 27